Kendle
INTERNATIONAL

A Clinical Development Organisation

Melbourne Office
156 Drummond Street
Oakleigh Victoria 3166
Australia
Tel + 61 3 9564 8090
Fax + 61 3 9564 8336

Sydney Office
20 Falcon Street
Crows Nest NSW 2065
Australia
Tel + 61 2 9437 3033
Fax + 61 2 9437 3044

Corporate Headquarters
Cincinnati, Ohio

North America

Europe

Asia/Pacific

01 March 2005

Dr Ross Murdoch
President and COO
Prana Biotechnology
Level 2, 369 Royal Parade
Parkville 3052

Dear Ross,

Re: PLACQUE study

Prana Biotechnology (Prana) and Kendle Australia Pty Limited (Kendle) are continuing the process of negotiating terms under which Kendle will provide services to Prana in connection with the above mentioned study.

In order to ensure optimal use of time, and ensure that study timelines were met, it was necessary for Kendle to conduct certain preliminary and preparatory activities prior to completion of the proposal and contract negotiations. To facilitate this, an initial Letter of Intent (LOI) was signed by Prana and Kendle on 24 September 2004, for the amount of AUD$90,000.00.

As contract negotiations have taken longer than anticipated, the amount covered in the initial LOI has now been reached. In order to continue work on this study, Kendle are seeking another LOI for an additional AUD$90,000.

Prana agrees to continue to reimburse Kendle for all reasonable costs and expenses, including third party fees and expenses and non-cancellable costs, incurred by Kendle in connection with trial activities.

It is understood that nothing contained in this letter is intended to impose on either Prana or Kendle any obligation to enter into a definitive agreement.

Please acknowledge your acceptance of these terms by signing and returning to Kendle a duplicate of this letter.

Yours sincerely,

ACCEPTED AND AGREED:

Kendle Australia Pty Limited	**Prana Biotechnology**
Stuart Hall	Ross Murdoch
Director, Clinical Division	President and COO
Date: 1/3/05	Date: 2 Mar 05